

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

September 28, 2016

Robert W. Clarke, Ph.D.
Chief Executive Officer and President
Pulmatrix, Inc.
99 Hayden Avenue, Suite 390
Lexington, MA 02421

  Re: Pulmatrix, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2015
    Filed March 10, 2016
    File No. 001-36199

Dear Dr. Clarke:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Business, page 2

1. We note that your License and Supply Agreement with Oculus requires you to make certain payments, including milestone payments and royalties. Please provide a description of the License and Supply Agreement to disclose:
- the aggregate amount of milestone payments made to date;
- the aggregate amount of potential future milestone payments;
- the aggregate amount of potential future royalty payments; and
- the royalty rate within a range that does not exceed ten percent (e.g. teens, twenties, etc.).

Exhibits

2. Please file your February 8, 2015 advisory agreement with Palladium Capital Advisors and your March 24, 2015 long-acting muscarinic agent collaboration agreement with Mylan N.V. as exhibits.

3.   Please mark Exhibit 10.17 as having parts omitted pursuant to a Confidential Treatment Request.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Gershon at (202) 551-6598 or Michael Clampitt at (202) 551-3434 with any questions.

Sincerely,

p.p./s/ Michael Clampitt

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance